

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

<u>Via E-mail</u>
Raymond Gerrity
Chief Executive Officer
The Teardroppers, Inc.
3500 75th Street West, Suite SWS
Rosamond, CA 93560

> **Re: The Teardroppers, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 3, 2014**
> **File No. 333-197889**

Dear Mr. Gerrity:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business of the Company, page 11</u>

1.   Please revise to clarify why you have followed two models for ordering trailers, one involving a direct order, the other involving the purchase of a "kit," and which model you expect to follow in the future.

<u>Plan of Operation, page 18</u>

2.   We note your response to comment 4. Please refer to "mobile billboard advertising" hereunder instead of "mobile advertising" consistent with your revised disclosure on page 12.

<u>Service Revenue from Related Party, page 19</u>
<u>Service Revenue to Related Party, page 19</u>

3.   We note your response to comment 8. It does not appear that you sacrificed services of value, nor transferred rights or privileges, which are commensurate to the cash consideration that you received from Gemini Southern LLC. In this regard, we note that your cost of services was zero. Absent any effort or cost incurred on your part, it is unclear how you substantially accomplished what you needed to do to be entitled to the benefits represented by revenues. Such consideration received but not earned pursuant to ASC 605-10-25-1(b) appeared to constitute more like a shareholder contribution, which is a financing transaction. Please revise your financial statements accordingly.

<u>Balance Sheets, page F-1</u>

4.   Please revise to correct the balance sheet date to September 30, 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        /s/ Celeste M. Murphy for

                                                        Larry Spirgel
                                                        Assistant Director

cc: <u>Via E-mail</u>
        Stanley Moskowitz, Esq.